FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Mountain Province Diamonds Inc. (the "Company") 401 Bay Street, Suite 2700, Box 152 Toronto, Ontario M5H 2Y4

Item 2. – Date of Material Change:

July 2, 2008

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on July 2, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

The Company has announced that a 25.13 carat gem quality diamond of excellent shape and clarity and good colour has been recovered from the 2008 Tuzo bulk sample from the Gahcho Kué Diamond Project, which is a joint venture between the Company and De Beers Canada Inc. in Canada's Northwest Territories.

Tuzo is one of three primary kimberlites at Gahcho Kué, one of the largest new diamond mines under development in the world.

Item 5. – Full Description of Material Change:

Please see the attached Schedule "A".

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Jennifer Dawson e-mail: j.dawson@mountainprovince.com

Item 9. – Date of Report:

July 9, 2008